40-33
Branch 16
811-5281


OppenheimerFunds®
The Right Way to Invest

SEC
Mail Processing
Section

NOV 01 2011

Washington, DC
105

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

October 31, 2011


RECEIVED
NOV 03 2011
OFFICE OF THE SECRETARY

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992) and Oppenheimer Champion Income Fund (File No. 811-5281)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Oppenheimer Champion Income Fund, a registered management investment company (the "Fund"), OppenheimerFunds, Inc. ("OFI"), the Fund's investment advisor, OppenheimerFunds Distributor, Inc. ("OFDI"), the Fund's general distributor, certain of the Fund's Independent Trustees (directors), and certain officers of the Fund and/or OFI, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the final judgment and order of dismissal (the "Order") of the United States District Court in the District of Colorado, dated September 30, 2011 in the civil action *In Re Champion Fund Securities Fraud Class Actions*, Civil Action No. 09-cv-386-JLK-KMT (consolidated with 09-cv-525-JLK-KMT) (the "Civil Action"). The Order approves the settlement of a consolidated class action brought against OFI, OFDI and certain Independent Trustees and officers of the Fund and/or OFI. On October 30, 2011, the time to appeal the Order elapsed. Plaintiffs in this action purported to sue on behalf of a class of shareholders of the Fund.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com


11000452

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO
Judge John L. Kane

Civil Action No. **09-cv-386-JLK-KMT** (consolidated with **09-cv-525-JLK-KMT**)

IN RE: OPPENHEIMER CHAMPION FUND SECURITIES FRAUD CLASS ACTIONS

This document relates to BOTH actions.

FINAL JUDGMENT AND ORDER OF DISMISSAL

This Court having considered: the Amended and Restated Stipulation and Agreement of Settlement dated as of August 11, 2011, including all Exhibits thereto (the "Stipulation"), between the Class Representatives Thomas H. Goodman and Errol Glynn O'Steen, on behalf of themselves and the Class, and OppenheimerFunds, Inc. and OppenheimerFunds Distributor, Inc. (collectively, "Oppenheimer"), John V. Murphy and Brian W. Wixted (together with Oppenheimer, the "Oppenheimer Defendants"), William L. Armstrong, Robert G. Avis, George C. Bowen, Edward L. Cameron, Jon S. Fossel, Sam Freedman, Beverly L. Hamilton, Robert J. Malone and F. William Marshall, Jr. (collectively, the "Trustee Defendants") (the Oppenheimer Defendants and the Trustee Defendants are collectively referred to as "Defendants"); and having held a hearing on September 30, 2011; and having considered all of the submissions and arguments with respect thereto, and otherwise being fully informed, and good cause appearing therefore,

IT IS HEREBY ORDERED that:

Introductory Findings

1. This Final Judgment and Order of Dismissal ("Judgment") incorporates herein and makes a part hereof, the Stipulation, including the Exhibits thereto. Unless otherwise defined herein, all capitalized terms used herein shall have the same meanings as set forth in the Stipulation.

2. The Court has personal jurisdiction over the Class Representatives, the Class Members and Defendants for purposes of this Action and settlement, and has subject matter jurisdiction to approve the Stipulation and the terms and conditions of the settlement set forth therein (the "Settlement").

Affirmance of Class Certification

3. Pursuant to Rule 23 of the Federal Rules of Civil Procedure ("Federal Rule 23"), the Court confirms certification of the following Class, as ordered by the Court in its June 1, 2011 Order Preliminarily Approving Settlement and Providing for Notice (Docket No. 107) (the "Preliminary Approval Order"):

> All persons and entities who purchased or otherwise acquired shares of the Champion Fund during the Class Period and who were damaged thereby. Excluded from the Class are Defendants; Oppenheimer's Officers and Directors; members of Defendants' immediate families; Defendants' legal representatives, heirs, successors, or assigns; any entity in which Defendants have or had a controlling interest; and any mutual fund or account managed by OFI or its affiliates (including without limitation "funds of funds") that owned shares of the Champion Fund. Also excluded from the Class are any proposed Class Members who properly exclude themselves by filing a valid and timely request for exclusion in accordance with the requirements set forth in the Notice ("the Class").
>
> "Class Period" means the period from January 1, 2006 through December 31, 2008, inclusive.

4. The Court confirms that certification of the Class met the requirements of Federal Rule 23 as follows:

a. There are at least tens of thousands of Members of the Class and likely more, and the Class is of sufficient size and geographical dispersion that joinder of all Class Members is impracticable, thus satisfying Federal Rule 23(a)(1).

b. There are questions of law and fact common to the Class, thus satisfying Federal Rule 23(a)(2). Among the questions of law and fact common to the Class are whether the Securities Act of 1933 was violated by Defendants' acts as alleged; whether statements made by Defendants to the investing public in the Champion Income Fund Registration Statements and Prospectuses misrepresented or omitted material facts; and whether the Members of the Class have sustained damages and, if so, what is the proper measure thereof.

c. Lead Plaintiffs' claims for violations of Sections 11, 12(a)(2) and 15 of the Securities Act of 1933 are typical of the claims of the Class, thus satisfying Federal Rule 23(a)(3).

d. Class Representatives Thomas H. Goodman and Errol Glynn O'Steen and their counsel, Labaton Sucharow LLP and Hagens Berman Sobol Shapiro LLP (collectively, "Class Counsel"), have and will fairly and adequately protect the interests of the Class, thus satisfying Federal Rule 23(a)(4).

e. The questions of law and fact common to the Class predominate over any questions affecting only individual members, thus satisfying Federal Rule 23(b)(3).

f. A class action is superior to other available methods for the fair and efficient adjudication of the controversy, satisfying Federal Rule 23(b)(3).

5. In making all of the foregoing findings, the Court has exercised its discretion in certifying the Class.

Class Notice Findings And Opt-Outs

6. The record shows that Notice has been given to the Class in the manner approved by the Court in its Preliminary Approval Order (Docket No. 107). The Court finds that such Notice: (i) constitutes reasonable and the best practicable notice; (ii) constitutes notice that was reasonably calculated, under the circumstances, to apprise Class Members of the pendency of the Action, the terms of the Settlement, and the Class Members' right to object to or exclude themselves from the Class and to appear at the settlement fairness hearing held on September 14, 2011 (the "Settlement Hearing"); (iii) constitutes due, adequate, and sufficient notice to all persons or entities entitled to receive notice; and (iv) meets the requirements of due process, Federal Rule 23, and Section 27 of the Securities Act of 1933, 15 U.S.C. §77z-1(a)(7), as amended by the Private Securities Litigation Reform Act of 1995 (the "PSLRA").

7. No individuals or entities, other than those listed on Exhibit A hereto, have timely and validly excluded themselves from the Class. This Judgment shall have no force or effect on the persons or entities listed on Exhibit A hereto.

Findings That Arm's-Length Negotiations Occurred

8. The Court finds that extensive arm's-length negotiations have taken place in good faith between Class Counsel and Defendants' Counsel resulting in the Stipulation. The Court also finds that extensive arm's-length negotiations have taken place on behalf of separate counsel appointed by Class Counsel to represent the interests of Class Members here and Class Members in the related case of *In re Core Bond Fund*, No. 09-cv-1186-JLK-KMT in order to apportion the initial settlement amount between the two Classes and that these arm's-length negotiations

afforded the structural protection required to ensure adequate representation of these constituencies.

Approval of the Settlement

9. Pursuant to Federal Rule 23(e), the Court hereby finally approves in all respects the Settlement on the terms and conditions set forth in the Stipulation and finds that the Settlement and the Stipulation are, in all respects, fair, reasonable and adequate, and in the best interest of the Class. The Court has considered the submitted objections to the Settlement and hereby overrules them.

10. The parties are hereby directed to implement and consummate the Settlement according to the terms and provisions of the Stipulation. In addition, the settling parties are authorized to agree to and adopt such amendments and modifications to the Stipulation, or any Exhibits attached thereto, to effectuate the Settlement as (i) shall be consistent in all material respects with this Judgment, and (ii) do not limit the rights of the Class in connection with the Settlement. Without further order of the Court, the settling parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

Dismissal of Claims and Release

11. The Consolidated Class Action Complaint filed in the Action and all claims asserted therein are hereby dismissed with prejudice and without costs to any party, except as otherwise provided in the Stipulation.

12. The Court finds that during the course of the Action, the settling parties and their respective counsel at all times complied with the requirements of Rule 11 of the Federal Rules of Civil Procedure.

13. Upon the Effective Date of the Settlement (as defined in Paragraph 23 of the

Stipulation), the Releasing Plaintiff Parties (as defined in Paragraph 1(cc) of the Stipulation) shall release and forever discharge the Released Claims (as defined in Paragraph 1(x) of the Stipulation) as against the Released Defendant Parties (as defined in Paragraph 1(y) of the Stipulation).

14. Upon the Effective Date of the Settlement (as defined in Paragraph 23 of the Stipulation), the Defendants, on behalf of themselves, and their heirs, executors, trustees, administrators, predecessors, successors, and assigns, shall release and forever discharge the Released Plaintiff Parties (as defined in Paragraph 1(bb) of the Stipulation) from the Released Defendants' Claims (as defined in Paragraph 1(z) of the Stipulation).

15. No Class Member, either directly, representatively, or in any other capacity (other than a Class Member who validly and timely elected to be excluded from the Class), shall commence, continue, or prosecute against any or all Released Defendant Parties any action or proceeding in any court or tribunal asserting any of the Released Claims defined in the Stipulation, and are hereby permanently enjoined from so proceeding. Upon the Effective Date, and without any further action, the Lead Plaintiffs further shall not knowingly and voluntarily assist in any way any third party in commencing or prosecuting any suit against the Released Defendant Parties relating to any Released Claim, including any derivative suit not otherwise released.

16. Each Class Member, whether or not such Class Member executes and delivers a Proof of Claim or dispute form, is bound by this Judgment, including, without limitation, the release of claims as set forth in the Stipulation.

17. This Judgment, the Stipulation and its terms, the negotiations leading up to this Stipulation, the fact of the Settlement, and the proceedings taken pursuant to the Settlement,

shall not: (1) be construed as an admission of liability or an admission of any claim or defense on the part of any party, in any respect; (2) form the basis for any claim of estoppel by any third party against any of the Released Defendant Parties; or (3) be admissible in any action, suit, proceeding, or investigation as evidence, or as an admission, of any wrongdoing or liability whatsoever by any of the Released Defendant Parties or as evidence of the truth of any of the claims or allegations contained in any complaint filed in the Action or deemed to be evidence of or an admission or concession that Lead Plaintiffs or any Class Members have suffered any damages, harm, or loss. Neither this Judgment, the Preliminary Approval Order, the Stipulation, nor any of their terms and provisions, nor any of the negotiations or proceedings connected with them, nor any action taken to carry out this Judgment, the Preliminary Approval Order, or the Stipulation by any of the Parties shall be referred to, offered into evidence, or received in evidence in any pending or future civil, criminal or administrative action or proceeding, except in a proceeding to enforce this Judgment, the Preliminary Approval Order, the Stipulation, or to enforce any insurance rights, to defend against the assertion of Released Claims (including to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction), or by Lead Counsel to demonstrate its adequacy to serve as class counsel pursuant to Federal Rule of Civil Procedure 23(g) (or its state law analogs), or as otherwise required by law.

18. (a) Upon the Effective Date, the Released Defendant Parties are discharged from all claims for contribution and all claims for indemnification by any person or entity, whether arising under state, federal or common law, based upon, arising out of, relating to, or in connection with the Released Claims. Accordingly, to the fullest extent provided by law, upon the Effective Date the Court bars all the claims referred to in this paragraph: (i) against the

Released Defendant Parties; and (ii) by the Released Defendant Parties against any person or entity other than any person or entity whose liability to the Class has been extinguished pursuant to the Stipulation and this Judgment.

(b) In the event any Class Member seeks to recover damages or any other form of monetary relief ("Damages") from any person or entity based upon claims that arise out of, or relate in any way to, the Released Claims, the Class Member shall give such person or entity the benefit of judgment reduction or offset equal to the greater of: (1) the amount of recovery obtained by the Class Member in connection with the Settlement; or (2) the amount of any of the Released Defendant Parties' equitable share of the Damages. In the event that any Class Member obtains a judgment against any person or entity based upon claims that arise out of, or relate in any way to, the Released Claims, the Class Member agrees to reduce such judgment, up to the full extent thereof, so as to extinguish any claim such person or entity has successfully litigated against any Released Defendant Party for contribution, indemnification or the like, however styled.

Escrow Account

19. The Court finds that the Escrow Account (as defined in Paragraph 1(i) of the Stipulation) is a "Qualified Settlement Fund" as defined in section 1.468B-1(a) of the Treasury Regulations in that it satisfies each of the following requirements:

(a) The Escrow Account was established pursuant to an order of this Court, specifically the Preliminary Approval Order, and is subject to the continuing jurisdiction of this Court;

(b) The Escrow Account was established to resolve or satisfy one or more contested or uncontested claims that have resulted or may result from an event that has occurred and that has given rise to at least one claim asserting liability arising out of an alleged violation of law; and

(c) The assets of the Escrow Account are segregated from other assets of Defendants, the transferors of payments to the Settlement Fund, and from the assets of persons related to Defendants.

20. Under the "relation-back" rule provided under section 1.468B-1(j)(2)(i) of the Treasury Regulations, the Court finds that:

(a) The Escrow Account met the requirements of Paragraphs 19(b) and 19(c) of this Judgment at the time it was established pursuant to the Preliminary Approval Order, subject to the continued jurisdiction of this Court; and

(b) Defendants and the "administrator" under section 1.468B-2(k)(3) of the Treasury Regulations may jointly elect to treat the Escrow Account as coming into existence as a "Qualified Settlement Fund" on the earlier of the date the Escrow Account met the requirements of Paragraphs 19(b) and 19(c) of this Judgment or January 1 of the calendar year in which all of the requirements of Paragraph 19 of this Judgment are met. If such relation-back election is made, the assets held by the Escrow Account on such date shall be treated as having been transferred to the Escrow Account on that date.

Continuing Jurisdiction

21. Without affecting the finality of this Judgment, the Court retains continuing and exclusive jurisdiction over all matters relating to administration, consummation, enforcement and interpretation of the Stipulation, the Settlement, and of this Judgment, to protect and effectuate this Judgment, and for any other necessary purpose. Defendants, the Class Representatives and each Class Member are hereby deemed to have irrevocably submitted to the exclusive

jurisdiction of this Court, for the purpose of any suit, action, proceeding or dispute arising out of or relating to the Settlement or the Stipulation, including the Exhibits thereto, and only for such purposes. Without limiting the generality of the foregoing, and without affecting the finality of this Judgment, the Court retains exclusive jurisdiction over any such suit, action or proceeding. Solely for purposes of such suit, action or proceeding, to the fullest extent they may effectively do so under applicable law, Defendants, the Class Representatives and each Class Member are hereby deemed to have irrevocably waived and agreed not to assert, by way of motion, as a defense or otherwise, any claim or objection that they are not subject to the jurisdiction of this Court, or that this Court is, in any way, an improper venue or an inconvenient forum.

Miscellaneous

22. Any plan for allocating the Net Settlement Fund to eligible Class Members submitted by Class Counsel or any order regarding the Fee and Expense Application, or any appeal, modification or change thereof, shall in no way disturb or affect this Judgment and shall be considered separate from this Judgment.

23. In the event that the Settlement does not become effective according to the terms of the Stipulation, this Judgment shall be rendered null and void as provided by the Stipulation, shall be vacated and, all orders entered and releases delivered in connection herewith shall be null and void to the extent provided by and in accordance with the Stipulation.

DATED: September 30, 2011



THE HONORABLE JOHN L. KANE
UNITED STATES DISTRICT JUDGE

EXHIBIT A

Valid Opt-Out Requests

	Tracking Number	Name
1	235267	ADELE KIRCHER
2	386006	ALFRED DELLI BOVI & PAUL BOVI
3	244431	ALFRED J LUBERTO
4	114246	ALLAN & LYNN MICHAELSON
5	176318	ALLAN T WEATHERWAX
6	427995	ALMA TOBASH
7	215541	ANNETTE C FULLING
8	310568	ANNETTE GAST
9	413307	ANNIE THOMAS
10	301994	ANTHONY & ROSEMARIE CAPPOLI
11	288491	ANTHONY LEE SR
12	180194	BARBARA & PAUL NEWLIN
13	195421	BARBARA & PAUL NEWLIN
14	52101	BARBARA S WIEDER
15	312305	BARBARA SUE NEWLIN
16	255340	BARBARA UREY
17	214387	BARRY W DOAN
18	260284	BERNARD J COHEN
19	223658	BONNIE J WALKER
20	152645	CARLO J ROSSI
21	168320	CHARLES & PATRICIA FORSYTH
22	382233	CHARLES A FORSYTH
23	402147	CHARLES BATTISTA
24	289226	CHARLES BATTISTA
25	429129	CLYDE & SHIRLEY SHIFLETT
26	135134	CLYDE & SHIRLEY SHIFLETT
27	212465	CLYDE & SHIRLEY SHIFLETT
28	80841	CONSTANCE L DAVIS
29	165889	CONSTANCE L DAVIS
30	248877	DENNIS D COFOID
31	308260	DENNIS KONONUK
32	42695	DIANA BRACY
33	88743	DIANE L BALLOTTI
34	311130	DIANNE M NARLESKI
35	327195	DONALD G CUPPINI
36	160904	DONALD L & KAREN S COHN TR

37	683851	DONALD L SNOWDEN
38	212623	DONNA M SORENSON
39	68748	DORIAN THOMAS
40	41847	DORIAN THOMAS
41	453026	DORIS KALISH
42	204591	DORIS ZERBE
43	337423	DORIS ZERBE
44	439216	ELIZABETH H BERGIN
45	330001	ELIZABETH J BERTRAND
46	180888	ELIZABETH M BARCLAY TR WILLIAM S BARCLAY GST
47	105562	ERIC M EDWING
48	192831	ESTATE OF MELVIN R KULIS
49	450223	ESTATE OF STANLEY J SOKOWSKI
50	434494	EUGENE J BERZANSKY
51	402274	EVELYN KOZATCH
52	183315	FILOMENA BATTISTA
53	271785	FRANCIS & MARIA BAGLIANI
54	68472	FRANCIS KEPPEL
55	155798	FRANCIS KEPPEL
56	221457	G C & B L GIBSON LIVING TRUST
57	309878	G ELLEN DEBLOIS TR CHAMBERLIN & BARCLAY DB
58	345689	GARY J DEACON MARITAL TRUST
59	209355	GARY N LETIECQ
60	787477	GLADYS SHAPIRO
61	242144	HEDY R SCHURR GEN SKIP TRUST
62	356280	I PETER & JO-ANN R VENEZIA
63	279890	I PETER VENEZIA
64	353137	ILARIO F DALMASO & MARGARET O DALMASO TRUST
65	70675	IRENE TROOSKIN
66	446836	JACQUES R BERNARD
67	266447	JAMES H HILLESTAD
68	298717	JAMES H HILLESTAD
69	451965	JANE BRINKER
70	59263	JANICE GODOWN
71	78839	JANICE GODOWN
72	377705	JANICE J SAWTELLE
73	244617	JEAN M PETIX
74	51987	JEANNE M HARRINGTON
75	380859	JENNIFER S HENDRICKS
76	265000	JEROME SALSKY
77	331762	JERRY RUSSO

78	106459	JERRY RUSSO
79	366366	JO-ANN R VENEZIA
80	346633	JOANNE B CARSON-NARLESKI
81	106681	JOEL L VITTORI TR AAA SOUTH JERSEY MPP
82	52615	JOEL L VITTORI TR AAA SOUTH JERSEY PSP
83	223064	JOHN J LEVERENCE
84	290091	JOHN J LEVERENCE
85	444468	JOHNATHAN BLUMENFELD
86	40042	JOSEPHINE DUENAS
87	263389	JOSEPHINE DUENAS
88	352947	JUDITH A MILANO
89	197484	JUDITH KLEIN
90	420261	JULIE A WILHELMI
91	227369	KENNETH CAMPBELL
92	251961	KENNETH J LISKA
93	251426	KENNETH P ANDERSON
94	411196	KEVIN MCLYNN
95	440343	KING W OSBORNE
96	429086	LAWRENCE FEINSTEIN
97	70985	LOUISE PETERSON
98	88857	LYNETTE FRONERBERGER
99	250900	MARIE E LETIECQ
100	448160	MARILYN BRIEF
101	194500	MARIO MAIESE
102	344761	MARY ANNE WEATHERWAX
103	131069	MARY ANNE WEATHERWAX
104	59288	MARY MCLYNN
105	299650	MARY MCLYNN
106	308667	MARY REYES
107	242211	MAUREEN MCLYNN
108	225559	MAUREEN MCLYNN
109	377636	MAUREEN MCLYNN
110	157798	MICHAEL & HELEN CONTALDI
111	81630	MICHAEL CONTALDI
112	80711	MILDRED SHAFTIC
113	271626	MILDRED SHAFTIC
114	189915	NANCY ANN SCHEFFLER
115	266995	NAT & ANN COOPER
116	50902	OLIMPIO R PACCHIOLI
117	161722	PATRICIA FORSYTH
118	235454	PATRICIA LAROCK

119	79089	PATRICIA M WELLING
120	107269	PAUL A NEWLIN
121	337082	PEN PLAN UA DTD 09/30/2003 - MICHELLE CLARKIN & SARA FALCONE TTEES
122	420422	PETER J M NEWMAN
123	160014	PHILIP KUNZ
124	345418	PHILIP KUNZ
125	160015	PHILIP KUNZ
126	167022	PHYLLIS BRANLE
127	316573	RAMON & BONNIE WALKER
128	40086	RAMON S WALKER II
129	441502	RAY L COLARD
130	292813	RAYMOND M PATTIANI
131	105616	RAYMOND M PATTIANI
132	90805	RICHARD A SODETZ
133	57959	RICHARD E MYERS
134	126255	RICHARD HENRY
135	160829	RICHARD PALANGI
136	80530	RICHARD SODETZ
137	367217	ROBERT & DOROTHY DAUERNHEIM
138	38009	ROBERT & JANICE MYLAR
139	213651	ROBERT A RAFANELLO
140	106756	ROBERT C WILHELMI
141	131912	ROBERT DAUERNHEIM
142	790366	ROBERT H FRIEDMAN
143	106666	ROBERT N MILANO
144	288403	ROBIN STIEGLITZ
145	176618	ROSE RUSSO
146	255129	ROSE RUSSO
147	357595	ROSLYN COHEN
148	340137	ROSLYN COHEN
149	115343	SANDRA L LYNCH
150	138809	SANDRA L LYNCH
151	148197	SANDRA L YOUNG
152	447593	SHANE M HARTZLER
153	449604	SHARON HOROCHOWSKI
154	233747	SHARON HOROCHOWSKI
155	373539	SHARON SMALL
156	229951	SONJA WIKE STARK
157	41484	SOPHIA BLUMENFELD REV TRUST
158	186770	STEPHEN LASCALA
159	437137	STEPHEN MCLYNN

160	206897	STEPHEN TOBASH
161	410446	SUSAN SOBEL
162	183749	THE AHMED CORP DBA PDC SYSTEMS
163	123496	THE AHMED CORP DBA PDC SYSTEMS
164	447309	THE RUTH R BRUDER TRUST
165	435326	THOMAS & JANENE MCCOLLOUGH
166	357568	THOMAS M TRUPPO
167	195638	THOMAS MUSKETT
168	430608	TIGHE E DAVIS
169	388613	TIGHE E DAVIS
170	319484	V CATHERINE RUSSO
171	447595	WALTER W OLESZEK
172	260171	WILLIAM & PAMELA MOORE
173	298835	WILLIAM D ADAMS
174	236304	WILLIAM L NARLESKI
175	271827	WILLIAM PAULK
176	52690	MARIE ROCHE
177	261288	MARIE ROCHE
178	260229	EDWARD T. AND JOLENE K. JESPERSEN
179		ROCHELLE LINNETZ
180	166955	JEAN ALEXANDER
181	67695	LILLIAN D WINDSOR
182	438229	LILLIAN D WINDSOR
183	236511	LILLIAN D WINDSOR